SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 20)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13D-2(a)

DGSE COMPANIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

23323G106

(CUSIP Number)

Dr. L.S. Smith
519 I-30, Suite 243
Rockwall, Texas
Telephone No.: (972) 484-3662

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23323G106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dr. L.S. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		1,628,014
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,628,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4% (see Item 5)
14	TYPE OF REPORTING PERSON

IN
*
Dr. Smith granted a proxy to vote shares of all of the shares of the Issuer currently held by Dr. Smith to NTR Metals, LLC (“NTR”), as described in this Schedule 13D/A.  Dr. Smith specifically disclaims membership in any group with NTR.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”), whose principal executive office is located at 11311 Reeder Road, Dallas, Texas 75229.

Item 2.	Identity and Background.

(a)           Dr. L.S. Smith.

(b)           519 Interstate 30, Suite 243, Rockwall, Texas 75087.

(c)           Dr. Smith is the former Chairman of the Board of Directors and Chief Executive Officer of the Issuer, the principal executive office of which is located at the address named in Item 1 of this Schedule 13D/A.

(d)           During the last five years, Dr. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Dr. Smith has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or was subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or (ii) a finding of any violation with respect to such laws.

(f)           Dr. Smith is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Dr. Smith exercised the Options in connection with his resignation as Chairman and Chief Executive Officer of the Issuer, effective November 1, 2011.

Item 5.	Interest in Securities of Issuer.

(a)           As of the date of this report, Dr. Smith beneficially owns 1,628,014 shares of the Issuer’s Common Stock, which in the aggregate, represents 13.4% of the currently outstanding shares of the Issuer’s Common Stock.  Dr. Smith holds no power to direct the vote over any shares of the Common Stock of the Issuer.

The foregoing calculations of percentage ownership are based on 12,151,343 shares of Common Stock outstanding, as reported by the Issuer’s transfer agent on November 14, 2011.

(b)           Dr. Smith has dispositive power with respect to 1,628,014 shares of the Issuer’s Common Stock.

(c)           Not applicable.

(d)           Dr. Smith confirms that, except as described herein, he is not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of common stock of the Issuer beneficially owned by him.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 11, 2011, Dr. Smith, the former Chairman of the Board and Chief Executive Officer of the Issuer, provided notice of proxy termination (the “Proxy Termination Notice”), in the form attached hereto as Exhibit 99.1, to NTR that proxies to vote an aggregate of four million (4,000,000) shares (the “NTR Proxies”), given by NTR to Dr. Smith had terminated in accordance with the terms of the NTR Proxies.  Further, pursuant to the terms of that certain Agreement to Execute Smith Irrevocable Proxy, attached hereto as Exhibit 99.2, dated May 25, 2010, Dr. Smith delivered to NTR an Irrevocable Proxy to Vote Shares (the “Smith Proxy”), in the form attached hereto as Exhibit 99.3, granting NTR the power to vote all of the shares of Common Stock owned by Dr. Smith as well as all of those shares of Common Stock over which Dr. Smith holds a proxy.  In aggregate, the Smith Proxy granted NTR the power to vote an additional 2,184,990 shares of the Common Stock.

As a result of the delivery of the Proxy Termination Notice and the Smith Proxy, Dr. Smith no longer holds any securities of the Issuer with a purpose or effect of changing or influence control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect.

Item 7.	Materials to be Filed as Exhibits.

99.1           Form of Proxy Termination Notice (previously filed as Exhibit 99.1 to the Current Report on Form 8-K of the Issuer filed on November 15, 2011)

99.2           Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as Exhibit 99.6 to the Schedule 13D of NTR Metals, LLC filed on June 1, 2010)

99.3           Form of Irrevocable Proxy to Vote Shares (previously filed as Exhibit 99.3 to the Current Report on Form 8-K of the Issuer filed on November 15, 2011)

EXHIBITS

Exhibit No.	Description
99.1	Form of Proxy Termination Notice (previously filed as Exhibit 99.1 to the Current Report on Form 8-K of the Issuer filed on November 15, 2011)
99.2
Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as Exhibit 99.6 to the Schedule 13D of NTR Metals, LLC filed on June 1, 2010)

99.3	Form of Irrevocable Proxy to Vote Shares (previously filed as Exhibit 99.3 to the Current Report on Form 8-K of the Issuer filed on November 15, 2011)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2011
(Date)

/s/ Dr. L. S. Smith
(Signature)

Dr. L. S. Smith
(Name and Title)